UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-16305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUGET ENERGY, INC.

10885 N.E. 4th St.
Bellevue, Washington 98004-5591

Investment Plan for Employees of Puget Sound Energy, Inc.
Index
December 31, 2006 and 2005

Note: Other schedules required by 20 CFR Section 2520.103-10 of the Department of Labor's
          Rules and Regulations for Reporting and Disclosure under the Employee Retirement
          Income Security Act have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Compensation and Leadership Development Committee of
Puget Sound Energy, Inc. and Participants of the Investment Plan for
Employees of Puget Sound Energy, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Investment Plan for Employees of Puget Sound Energy, Inc. (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Plan changed the manner in which it accounts for investments in stable value trust funds in 2006.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP

Seattle, Washington
June 28, 2007

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets		
Investments, at fair value	$ 445,828,234	$398,028,415
Receivables		
Employer contribution	1,283,089	1,165,481
Participant contributions	689,620	564,267
Total receivables	1,972,709	1,729,748
Total assets	447,800,943	399,758,163
Liabilities		
Excess contributions payable	29,216	102,508
Total liabilities	29,216	102,508
Net assets available for benefits at fair value	447,771,727	399,655,655
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	449,671	400,559
Net assets available for benefits	$448,221,398	$400,056,214

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to		
Interest and dividend income	$ 23,019,625	$ 19,941,656
Net appreciation in value of investments	37,058,452	3,439,824
Net investment income	60,078,077	23,381,480
Contributions		
Employer	7,887,879	6,959,157
Participant	15,504,540	14,328,443
Total contributions	23,392,419	21,287,600
Total additions to net assets	83,470,496	44,669,080
Deductions from net assets attributed to		
Participant distributions	(35,305,312)	(20,627,447)
Increase in net assets available for benefits	48,165,184	24,041,633
Net assets available for benefits		
Beginning of year	400,056,214	376,014,581
End of year	$ 448,221,398	$ 400,056,214

The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2006 and 2005

1. **Description of Plan**

   The following description of the Investment Plan for Employees of Puget Sound Energy, Inc., (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General
   The Plan is a defined contribution plan covering all regular full-time and part-time employees of Puget Sound Energy, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   Contributions
   Nonunion represented and certain union represented participants of the Plan may elect to make contributions of 1% to 30% of their eligible compensation, subject to certain limits. Certain other union represented participants may elect to make contributions of 1% to 30% of their eligible compensation, subject to certain limits. Participants may contribute to the Plan from pre-tax compensation, after-tax compensation, or a combination of both. Effective October 1, 2002, participants who will be at least 50 years old by the end of the year may elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

   Each plan year, the Company makes a required contribution on behalf of nonunion represented and certain union represented participants equal to 1% of each such participant's base pay. In addition to the required contribution, the Company makes a matching contribution on behalf of nonunion represented and certain union represented participants on the last day of each pay period equal to 100% of each such participant's contributions up to and including 4% of such participant's eligible compensation, plus 50% of such participant's contributions from 5% to 8% of such participant's eligible compensation, subject to certain limits. For certain other union represented participants, the Company makes a matching contribution on behalf of each participant equal to 55% of each such participant's contributions up to 6% of such participant's eligible compensation. The Company also may make a discretionary contribution in a given year to nonunion represented and certain union represented participants who are employed on the last day of the plan year. The Company may elect to pay all or part of its contributions in common stock of Puget Energy, Inc., rather than in cash. During 2006 and 2005 a portion of the Company contributions were made in common stock. The remainder of the Company's contributions was made in cash.

   Unvested Company contributions that are forfeited by participants are used to restore any portion of a former participant's accounts that was previously forfeited if such participant is reemployed by the Company or an affiliate before a five year break in service. Any additional forfeited amounts are used to reduce future Company contributions required to be paid to the Plan. To the extent that forfeited amounts are insufficient to restore any such former participant's accounts, additional special Company contributions may be necessary. During the years ended December 31, 2006 and 2005, unvested Company contributions of $14,247 and $12,698 were forfeited. See Note 8 for recent Plan amendments resulting in immediate vesting of the Company's contributions.

All participant and Company contributions are invested at the direction of each participant in any of the available investment options.

Total participant contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code. The plan also provides that certain limitations may be imposed on participants' contributions in order to comply with statutory requirements. Any participant contributions in excess of these limits will be recorded in these financial statements as a liability to return those excess contributions to the participants. At December 31, 2006 and 2005, the Plan had $29,216 and $102,508, respectively, of excess contributions to be returned to the participants.

Participant Loans
Loans are available to nonunion represented and certain union represented participants who have an account under the Plan. Such participants may borrow up to the lesser of $50,000 or 50% of the total value of their vested account balances. Loan amounts are restricted to a minimum of $1,000. Loan terms are not to exceed five years, or if the loan proceeds are used to finance the participant's principal residence, not to exceed 15 years. Loans may be additionally limited in accordance with Plan provisions. At December 31, 2006, loans bear interest at a range of 6% to 10.5%. Interest rates are based on commercial interest rates at the time each loan is made. Interest income related to loans outstanding was $163,298 and $142,105 for 2006 and 2005, respectively. Interest income is allocated to the various funds as directed by the participants.

Plan Expenses
Expenses incurred for brokerage and similar services, or for investment advice and the evaluation thereof are charged to participant accounts. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. These expenses were voluntarily paid by the Company during 2006 and 2005.

Vesting
Participants are fully vested in their participant contribution accounts at all times and become fully vested in their Company contribution accounts under any of the following circumstances (as defined in the Plan document): termination of the Plan; attainment of age 65 while employed by the Company; termination due to layoff, death or disability; entry into the United States Armed Forces for more than 90 days; or, after completion of a one year period of service for nonunion represented and certain union represented employees or a three-year period of service for certain other union represented employees.

If a participant's service with the Company terminates for any reason other than as described above, the participant is entitled to receive the balance of his or her participant contribution account, but not his or her Company contribution accounts.

Payment of Benefits and Withdrawals
Upon termination of service, a participant or his or her beneficiary will generally receive a lump sum cash distribution equal to the value of the participant's vested interest in his or her accounts; provided, however that the participant or his or her beneficiary may elect to receive whole shares of common stock of Puget Energy, Inc. to the extent his or her accounts are deemed invested in such stock. In some cases, in lieu of receiving a lump sum distribution, a participant may elect installments over the shorter of ten years or the participant's life expectancy or a non-transferable annuity contract for a specified number of years not to exceed the joint life expectancy of the participant and his or her spouse. A

participant may also be eligible to roll the distribution over to an individual retirement account or annuity or another employer's retirement plan. In addition to the payment of benefits, the Plan provides for the withdrawal of a participant's after-tax contributions and hardship withdrawals. Such withdrawals may restrict future participation in the Plan, pursuant to the provisions of the Plan document.

Effective January 1, 2005, the Company converted the Company Stock Fund (the "Fund"), which is designed to be invested primarily in shares of Puget Energy, Inc. common stock ("PE Stock"), to an employee stock ownership plan ("ESOP"), within the meaning of Section 4975(e)(7) of the Internal Revenue Code. Under the ESOP, each participant may elect to have any cash dividends paid on shares of PE Stock held in his or her account paid directly to him or her or reinvested in shares of PE Stock via the Fund. All such cash dividends are 100% vested at all times.

Participant Accounts
Where applicable, each participant's account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions and net earnings or losses. Pre-Tax Contributions are based on the participant's deferral election. Matching Contributions are credited to the participant's account according to the formula defined in the Plan document and allocated according to the participant's deferral elections. Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings are allocated based on account balances in the investment options selected by the participant.

2. **Summary of Accounting Policies**

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting.

   As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, *Reporting for Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis. Effective December 31, 2006, the Plan adopted the FSP with retroactive application to the prior period.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in combinations of common stock, mutual funds, and common and commingled trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Investments in Puget Energy, Inc. stock are traded on a national securities exchange. These investments are valued at the last reported sales price on the last business day of the year.

Investments in mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

Investments in common and commingled trust funds are valued based on financial statements provided by the Plan's investment custodians, which are audited annually by independent accountants. Values for such funds, except the T. Rowe Price Stable Value Trust Fund (the "SVT"), are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

Investment in the SVT is also presented at fair value on the statement of net assets available for benefits. Such fair value is calculated by discounting the scheduled future payments required under guaranteed insurance contracts using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued. Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.

Purchases and sales of securities are reflected on a settlement basis. Average cost or recorded cost is used in determination of realized gain or loss on sales of securities.

Dividend income is recorded on the ex-dividend date. Other income is recorded as earned on an accrual basis.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31:

	2006	2005
Common stock		
Puget Energy, Inc., 1,377,619 and 1,490,649 shares, respectively	$34,936,411	$30,439,049
Mutual funds		
PIMCO Total Return Fund, 2,765,036 and 2,452,885 shares, respectively	28,701,069	25,755,296
T. Rowe Price New Era Fund, 1,247,071 and 1,242,097 shares, respectively	57,365,274	51,050,178
T. Rowe Price Small-Cap Value Fund, 1,539,615 and 1,594,437 shares, respectively	63,447,527	58,850,656
T. Rowe Price Equity Income Fund, Nil and 2,901,503 shares, respectively	-	75,206,948
Old Mutual Mid-Cap Fund, Nil and 1,336,190 shares, respectively	-	24,291,930
PBHG Mid-Cap Value Fund, 1,056,165 and Nil shares, respectively	26,847,718	-
Morgan Stanley International Growth Fund, 1,303,402 and 983,620 shares, respectively	26,589,394	19,859,283
Common and commingled trust funds		
T. Rowe Price Equity Index Trust Fund, 892,184 and 959,002 shares, respectively	36,936,410	34,341,867
T. Rowe Price Stable Value Trust Fund, 52,902,428 and 51,679,079 shares, respectively	52,452,757	51,679,079
T. Rowe Price Equity Income Trust Fund, 7,421,683 and Nil shares, respectively	82,232,250	-

During 2006 and 2005 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $37,058,452 and $3,439,824, respectively. This appreciation is summarized as follows:

	2006	2005
Common stock	$ 7,054,172	$ (6,101,522)
Mutual funds	16,775,520	7,985,828
Common and commingled trust funds	13,228,760	1,555,518
Net appreciation in value of investments	$ 37,058,452	$ 3,439,824

4. **Related Party Transactions**

Certain Plan investments include shares of Puget Energy, Inc. common stock and shares of mutual funds and common and commingled trust funds managed by T. Rowe Price, who also acts as the trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for trustee services were paid by the Plan sponsor. Fees associated with the management of the funds are incorporated into the net asset value of the funds.

The Plan's investment in Puget Energy, Inc. common stock represents approximately 8% of the total value of investments at both December 31, 2006 and 2005. Gross purchases of Puget Energy, Inc. common stock were $3,446,091 and $2,550,926 for 2006 and 2005, respectively. Gross sales of Puget Energy, Inc. common stock were $8,107,576 and $2,159,884 for 2006 and 2005, respectively (including $2,065,210 and $340,274, respectively of Puget Energy, Inc. stock distributed to members upon withdrawal from the Plan).

5. **Termination and Amendment**

The Plan is intended to continue indefinitely; however, the Board of Directors of the Company may at any time and for any reason modify, amend or terminate the Plan. The administrative committee of the Plan may modify or amend the Plan, if such modifications or amendments are administrative in nature or are required by law or regulation to maintain the qualified status of the Plan.

No modification or amendment of the Plan may retroactively deprive any individual of rights accrued under the Plan except to the extent that any change is made necessary by law or regulation issued by the Internal Revenue Service to permit qualification or continued qualification of the Plan as a tax exempt trust under applicable law or regulation. Furthermore, no modification or amendment of the Plan shall cause or permit any part of the Plan to be diverted to purposes other than for the exclusive benefit of participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan or to revert to or become the property of the Company, unless it is first determined by the Internal Revenue Service that the Plan with the proposed modification or amendment will continue to be a qualified plan under Section 401 of the Internal Revenue Code of 1954, as amended, or any statute of similar import.

6. **Tax Status**

The Internal Revenue Service has determined and informed the Company by letter dated May 9, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2006
Net assets available for pension benefits per financial statements	$ 448,221,398
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(449,671)
Net assets available for benefits per the Form 5500	$ 447,771,727

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 at December 31, 2006:

	Net appreciation in value of investments in common/ collective trusts	Increase in net assets available for benefits
Amount per financial statements	$ 13,228,760	$ 48,165,184
Adjustment from contract value to fair value for fully benefit-responsive investment contracts for 2006	(449,671)	(449,671)
Amount per Form 5500	$ 12,779,089	$ 47,715,513

8. **New Accounting Pronouncements**

In September 2006, the FASB issued Statement of Accounting Standards ("SFAS") No. 157, *Fair Value Measurements.* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Plan does not believe the adoptions of SFAS No.157 will impact the financial statement amounts, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements on changes in net assets for the period.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements by analyzing the impact of both the statements of net assets available for benefits and statements of changes in net assets available for benefits in evaluating whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered is material. The adoption of SAB 108 as of December 31, 2006 did not have a material effect on the Plan's net assets available for benefits.

9.   **Subsequent Events**

Effective January 1, 2007, the Plan was amended to provide for auto enrolment, auto increase, immediate vesting of Company's contribution, changes to Company's match to align with "safe harbor terms in 2008" and new default fund of retirement age funds for nonunion represented employees.

Effective June 20, 2007, the Plan was amended to provide for auto enrolment, auto increase, immediate vesting of the Company's contribution, a new default fund of retirement age funds and availability of loans to union represented employees.

Supplemental Schedule

Investment Plan for Employees of Puget Sound Energy, Inc.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par and Maturity Value	(d) Cost **	(e) Current Value
	Common stock			
*	Puget Energy, Inc.	Common stock		$ 34,936,411
	Mutual funds			
	PIMCO	Total Return Fund		28,701,069
	PBHG	Mid-Cap Value Fund		26,847,718
	Morgan Stanley	Small Company Growth Fund		6,052,513
	Morgan Stanley	International Growth Fund		26,589,394
*	T. Rowe Price	Balanced Fund		8,740,463
*	T. Rowe Price	New Era Fund		57,365,274
*	T. Rowe Price	Small-Cap Value Fund		63,447,527
*	T. Rowe Price	Growth Stock Fund		19,235,580
	Total mutual funds			236,979,538
	Common and commingled trust funds			
*	T. Rowe Price	Equity Index Trust Fund		36,936,410
*	T. Rowe Price	Equity Income Trust Fund		82,232,250
*	T. Rowe Price	Stable Value Trust Fund		52,452,757
	Total common and commingled trust funds			171,621,417
*	**Participant loans**	Participant loan accounts with interest rates ranging from 6% to 10.5% and maturity dates ranging from 2007 to 2021		2,290,868
	Total investments			$ 445,828,234

*   Represents Party-in-interest to the Plan.

**   Cost has been omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

INVESTMENT PLAN COMMITTEE OF PUGET SOUND ENERGY, INC.

/s/ Donald E. Gaines
Donald E. Gaines
Vice President, Finance and Treasurer

Date: June 28, 2007

EXHIBIT INDEX

The following exhibits are filed herewith:

23   Consent of Independent Registered Public Accounting Firm

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-142786) of Puget Energy, Inc. of our report dated June 28, 2007 relating to the financial statements and supplemental schedule of the Investment Plan for Employees of Puget Sound Energy, Inc., which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
June 28, 2007